UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2021

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the period from _____ to _____.

Commission file number 01-06140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dillard's, Inc. Investment & Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

REQUIRED INFORMATION

1. An audited Statement of Net Assets Available for Benefits as of December 31, 2021 and December 31, 2020 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23.1   Consent of BDO USA LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan

Date: June 16, 2022

Phillip R. Watts
Secretary, Administrative Committee

DILLARD'S, INC. INVESTMENT & EMPLOYEE
STOCK OWNERSHIP PLAN
Little Rock, Arkansas

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
December 31, 2021 and 2020

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
Little Rock, Arkansas

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
December 31, 2021 and 2020

CONTENTS



Tel: 404-688-6841
Fax: 404-688-1075
www.bdo.com

1100 Peachtree Street NE, Suite 700
Atlanta, GA 30309

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Dillard's, Inc. Investment & Employee Stock Ownership Plan
Little Rock, Arkansas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H, Line 4i - Schedule of Assets (Held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor's Rules



and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

We have served as the Plan's auditor since 2020.

Atlanta, Georgia
June 16, 2022

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2021 AND 2020

		2021		2020
ASSETS				
Investments, at fair value:				
Dillard's, Inc. common stock	$	1,392,580,174	$	460,829,991
Mutual funds		381,901,010		412,279,335
Collective trust funds		428,352,027		222,606,509
Total investments		2,202,833,211		1,095,715,835
Non-interest bearing cash		-		99,395
Receivables:				
Employer contributions		28,697		28,701
Participant contributions		192		229
Accrued interest & dividends		1,137,783		1,095,728
Notes receivable from participants		7,293,648		7,660,247
Total receivables		8,460,320		8,784,905
Total assets		2,211,293,531		1,104,600,135
LIABILITIES				
Administrative expenses payable		7,388		150,664
Other liabilities		17,266		-
Total liabilities		24,654		150,664
NET ASSETS AVAILABLE FOR BENEFITS	$	2,211,268,877	$	1,104,449,471

The accompanying notes are an integral part of these financial statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021

ADDITIONS:

Investment Income:

Net appreciation in fair value of investments	$	1,199,419,378
Dividends		112,293,369
Other		572,364
Total investment income		1,312,285,111
Interest income on notes receivable from participants		377,556
Contributions:		
Participant		41,778,216
Employer		17,982,927
Total contributions		59,761,143
Total additions		1,372,423,810

DEDUCTIONS:

Distributions to participants	264,209,563
Administrative expenses	1,394,841
Total deductions	265,604,404
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,106,819,406
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,104,449,471
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 2,211,268,877

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan document, which is available from the Plan Administrator.

General: The Plan is a defined contribution plan covering eligible employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company" or "Plan Sponsor"). The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Newport Trust Company is the trustee for the Dillard's Stock Fund. As trustee for the Dillard's Stock Fund, Newport Trust Company has the exclusive fiduciary authority and responsibility for deciding whether the Dillard's Stock Fund should remain as an investment option under the Plan. Newport Trust Company has the authority to restrict investment in the Dillard's Stock Fund, or to sell or otherwise dispose of all or any portion of Company common stock held in the Dillard's Stock Fund (subject to any practical or legal restrictions). In the event of a sale or other disposition, Newport Trust Company would designate an alternate investment fund under the Plan for the temporary investment of any proceeds. Newport Trust Company has no responsibility for any investment fund under the Plan other than the Dillard's Stock Fund.

Principal Financial Group ("Principal") acquired the Wells Fargo Institutional Retirement & Trust ("IRT") business on July 1, 2019. Effective June 21, 2021, the integration of IRT into Principal was complete and Principal replaced Wells Fargo Bank, N.A. as Plan recordkeeper and trustee for all investment funds other than the Dillard's Stock Fund. As a result of this change, there was a brief blackout period in which Plan participants and beneficiaries temporarily were unable to (1) direct or diversify investments in their individual accounts or (2) obtain a loan, withdrawal, or distribution from the Plan. This transition period began on June 16, 2021 and ended June 21, 2021. Notice of this transition period met the requirements of ERISA Section 101(i)(1).

The Plan allows participants to diversify all or a portion of the Dillard's Stock Fund allocated to the participants' accounts at any time. The accounts intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code include the portion of any accounts that are invested in the Dillard's Stock Fund.

The Plan includes a qualified automatic contribution arrangement, vesting of Company match contributions made after January 1, 2008 under a two year "cliff vesting" schedule, and a Company match formula. Under this formula, participants who are eligible for Company matching contributions will receive a matching contribution equal to 100% on the first 1% of a participant's eligible earnings contributed to the Plan and 50% on the next 5% of a participant's eligible earnings contributed to the Plan, for a maximum Company matching contribution of 3 1/2 %. Participants may contribute up to 75% (in increments of one percentage point) of their eligible earnings, not to exceed statutory maximums.

Contributions: Plan contributions include the following:

Basic Salary Deferral Contributions: An employee is eligible to make Basic Salary Deferral Contributions and receive Company matching contributions no later than the first business day of the second calendar week next following the calendar week that he or she has both attained age 21 and completed one year of service for eligibility. The initial one-year eligibility period begins on the date of hire and ends on the first anniversary of that date. Subsequent one-year eligibility periods are the same as the Plan year (i.e. calendar year) and begin with the start of the next Plan year beginning after the date of hire. The one year of service for eligibility is completed when the employee has worked at least 1,000 hours during such period. Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in the Dillard's Stock Fund of up to 6% of participants' eligible earnings. Company matching contributions are also invested in the Dillard's Stock Fund.

If an employee does not make an election regarding participation in the Plan, then after the employee has attained age

5

NOTE 1 - DESCRIPTION OF PLAN (Continued)

21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, the employee will be automatically enrolled into the Plan with a 3% Basic Salary Deferral Contribution rate which will be in effect until the last day of the Plan year following the Plan year in which the employee was first automatically enrolled. If the participant does not make an election otherwise, their contribution rate will be increased by 1% for each of the next three following Plan years to achieve a maximum rate of 6%.

Voluntary Salary Deferral Contributions: Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants make until they have met the eligibility requirements for Basic Salary Deferral Contributions. Once a participant has met the eligibility requirements for Basic Salary Deferral Contributions, their Voluntary Salary Deferral Contributions are any deferral contributions in excess of 6% of their eligible earnings. Voluntary Deferral Contributions are invested in various investment options as directed by the participant. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements. If participants do not make an investment direction for their Voluntary Salary Deferral Contributions, the funds will be invested into the Conservative to Moderate Model Portfolio (see Investment Options below).

Basic After-Tax and Voluntary After-Tax Contributions: If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the Plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions for non-highly compensated employees only. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions for non-highly compensated employees only.

Rollover Contributions: Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options: Participants may diversify both their Basic Pre-Tax and Basic After-Tax contributions and Company matching contributions and may direct the investment of both Voluntary Pre-Tax and Voluntary After-Tax contributions and Rollover contributions into a variety of investments offered under the Plan.

The Investment Committee of the Plan utilizes an investment advisor, The Newport Group, Inc. ("The Newport Group") to serve as the independent investment advisor for the Plan.

Effective January 2, 2020, the asset allocation of the model portfolios changed and the American Funds Washington Mutual R6 replaced the Invesco Growth and Income R5 fund. As a result of these changes, there was a brief blackout period in which Plan participants and beneficiaries temporarily were unable to (1) direct or diversify investments in their individual accounts or (2) obtain a loan, withdrawal, or distribution from the Plan. This transition period began on December 27, 2019 and ended January 2, 2020. Notice of this transition period met the requirements of ERISA Section 101(i)(1).

Effective September 3, 2021, the Harbor Capital Appreciation CIT Class 4 replaced the Harbor Capital Appreciation Inst Fund. There was no blackout period related to this change.

Participant Accounts: Each participant's account is credited with the participant's contributions and with an allocation of the Company's contribution, if eligible, and Plan earnings or losses, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of participant accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their accounts.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their Basic Pre-Tax Accounts, Basic After-Tax Accounts, Voluntary Pre-Tax Accounts, Voluntary After-Tax Accounts, Post-2000 Dividend Account, PAYSOP/PROF Share Account, Rollover Account, CDI Pre-Tax Account, and Mercantile Pre-Tax Account plus earnings or losses thereon. Vesting in the Company's contribution portion of the participant's accounts plus earnings or losses thereon is based on years of service, or in the event of death, disability or retirement, the participant is entitled to 100% of his or her account balance. Matching contributions made after December 31, 2007 vest after a participant completes 2 or more years of service. Nonvested balances are forfeited upon distribution of a terminated participant's account and are used to restore previous forfeitures from accounts of rehired participants and to reduce the amount of the Company's future contributions to the Plan.

Forfeitures: Forfeitures of terminated participants' non-vested accounts may be used by the Plan to reduce future employer contributions. For the year ended December 31, 2021 the amount of forfeitures utilized to reduce employer contributions was $690,614.

Payment of Benefits: Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment at the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Participants have the right to demand that benefits be paid in the form of employer stock. Notwithstanding the foregoing, if the participant's total vested account balances exceed $1,000 but are not more than $5,000, the participant's total vested account balances may be distributed as soon as administratively feasible after the date upon which all distribution elections have been completed. If the participant's total vested account balance is $1,000 or less and the participant did not make a distribution election, the participant's total vested account balance will be distributed in the form of a cash lump sum distribution. If the participant's total vested account balance is at least $200 but less than $1,000, at least 30 days prior to the distribution being made, the participant will be provided a tax notice which summarizes rules related to rollovers, income tax and penalties, and may elect during the 30-day period to have the distribution rolled over in a tax-deferred rollover. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been removed from the trust were $664,423 and $1,299,055 at December 31, 2021 and 2020, respectively. These amounts continue to be included in investments in the financial statements.

Participant Employee Stock Ownership Plan Dividends: With respect to dividends paid on employer stock, participants may elect to either receive the dividends as a cash distribution from the Plan or reinvest the dividends in the Dillard Stock Fund.

Withdrawals Prior to Termination: At any time, a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½, participants may withdraw all or a portion of the balances of their Mercantile Pre-Tax Account and any Employee Rollover Accounts. A participant who has attained age 65 may request a withdrawal of the balance of their vested accounts at any time.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic. The Coronavirus Aid, Relief, and Economic Security ("CARES") Act was enacted into law on March 27, 2020. The CARES Act provides for a special distribution for qualified plan participants. The Administrative Committee of the Plan decided to allow for COVID-19 distributions of up to $30,000 of employee contributions for qualified Plan participants, and the Plan will be amended accordingly based on the required timing under the CARES Act.

Administrative Expenses: Substantially all administrative costs are borne by the Plan.

Plan Termination: Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions and earnings thereon.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants: In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions or loan payoffs made directly to Principal. At December 31, 2021, the rate of interest for new loans was 5%.

The CARES Act also provides for deferral of loan payments by up to one year for qualified participants. The Administrative Committee of the Plan decided to allow for deferral of loan payments pursuant to the CARES Act, and the loan terms disregard this one-year period of delay. The Plan will be amended accordingly based on the required timing under the CARES Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates: The preparation of the Plan's financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Risk and Uncertainties: The Plan holds various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The COVID-19 pandemic adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets during 2020. There is uncertainty around the continuing effects from the COVID-19 pandemic on economic and market conditions. Due to this uncertainty, we cannot reasonably predict whether and to what magnitude there will be any ongoing impact of COVID-19 on the Plan's investment portfolio, which includes Company common stock.

Investment Valuation and Income Recognition: Plan investments are recorded at fair value (see Note 5). Investments in the Dillard's Stock Fund and mutual funds are presented at fair value, which is determined to be the quoted market price from a nationally recognized exchange.

Investment in participation units of the Wells Fargo/BlackRock S&P 500 Index CIT is presented at fair value, which is determined to be the net asset value of the collective trust fund reported by the fund managers and based on recent transaction prices. The net asset value is used as a practical expedient to estimate fair value. The Wells Fargo/BlackRock S&P 500 Index CIT is an index fund that invests in the equity securities of companies that compose the Index and pursues its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A. The Wells Fargo/BlackRock S&P 500 Index CIT provides for daily redemptions by participants at reported net asset value per unit, with no advance notice requirements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Harbor Capital Appreciation CIT generally values portfolio securities and other assets for which market quotes are readily available at market value for purposes of calculating the collective trust fund's net value, which is used as a practical expedient to estimate the fair value of the Plan's investment in participation units of this fund. In the case of equity securities, market value is generally determined on the basis of last reported sales prices, or if no sales are reported, on quotes obtained from a quotation reporting system, established market makers, or independent pricing vendors. In the case of fixed income securities and non-exchange traded derivative instruments, market value is generally determined using prices provided by independent pricing vendors. Harbor Capital Appreciation CIT invests primarily in equity securities, principally common and preferred stocks of U.S. companies with market capitalizations of at least $1 billion. The Harbor Capital Appreciation CIT provides for daily redemptions by participants at reported net asset value per unit, with no advance notice requirements.

The fair value of the participation units in the Wells Fargo Stable Return Fund is estimated based on the net asset values of the fund. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The Wells Fargo Stable Return Fund invests solely in another collective trust fund which pursues its objective through the active management of a diversified portfolio of fixed income investments with benefit responsive investment contracts. The investment contracts are issued by selected high quality insurance companies and financial institutions. The principal value of these contracts is not expected to fluctuate during the term to maturity. Upon contract maturity, the full principal amount, plus any unpaid accrued interest is returned to the fund. The Wells Fargo Stable Return Fund provides for daily redemptions by participants at reported net asset values per unit, with no advance notice requirements. Redemptions by the Plan occur at net asset value following a 12-month notice period. There were no unfunded commitments for these funds as of December 31, 2021 and 2020. Further, these collective funds are Direct Filing Entities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Repayments of principal and interest are received through weekly payroll deductions or loan payoffs made directly to Principal and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are identified under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Prior to June 21, 2021, Wells Fargo Bank, N.A. was the Plan recordkeeper. The Plan held units of collective trusts managed by Wells Fargo Bank, N.A. Therefore, these transactions and the Plan's payment of recordkeeping fees to Wells Fargo Bank, N.A. are party-in-interest transactions. Effective June 21, 2021, Principal became the Plan recordkeeper and a fiduciary of the Plan. The Plan's payment of recordkeeping fees to Principal is a party-in-interest transaction.

The Investment Committee of the Plan utilizes an investment advisor, The Newport Group, to serve as the independent investment advisor for the Plan. The Newport Group (1) recommends mutual funds and collective trust funds to be included in the Plan's investment menu, (2) monitors the performance of those funds against certain pre-determined standards, and (3) recommends the removal of funds from the investment menu and the replacement of these funds by alternative funds if the advisor determines that the funds to be removed are not performing in accordance with pre-determined standards. Fees paid by the Plan to the Newport Group are party-in-interest transactions.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

Newport Trust Company is the trustee for the Dillard's Stock Fund. Fees paid by the Plan to the Newport Trust Company are party-in-interest transactions. The Plan held 5,683,537 and 7,308,961 shares of Dillard's, Inc. Class A common stock, which represents 63.0% and 41.7% of net assets available for benefits, at December 31, 2021 and 2020, respectively. The Plan recognized dividend income of $90,100,329 during 2021 from this related-party investment.

Other providers render legal, accounting and administrative services to the Plan. Fees paid by the Plan to these providers are party-in-interest transactions.

Notes receivable from participants are also considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee received compensation from the Plan during 2021.

NOTE 4 - TAX STATUS

The Plan obtained its latest favorable determination letter dated November 1, 2017, in which the Internal Revenue Service ("IRS") stated that the Plan, as amended and restated effective January 1, 2017, was in compliance with the applicable sections of the Internal Revenue Code ("IRC") and was determined to be qualified, and therefore, the related trust was exempt from tax. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt, as of the financial statement date.

U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. In accordance with authoritative guidance for fair value measurements of financial assets and liabilities recognized at fair value, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability. In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. See Note 2 for the descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held directly by the Plan.

The methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2021 and 2020.

	Fair Value Measurements At December 31, 2021			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Company common stock [1]	$ 1,392,580,174	$ -	$ -	$1,392,580,174
Mutual funds	381,901,010	-	-	381,901,010
Total assets in the fair value hierarchy	1,774,481,184	-	-	1,774,481,184
Collective trust funds measured at net asset value [2]				
Harbor Capital Appreciation CIT				105,267,847
Wells Fargo/BlackRock S&P 500 Index CIT				133,039,437
Wells Fargo Stable Return Fund				190,044,743
Investments at fair value				$2,202,833,211

	Fair Value Measurements At December 31, 2020			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Company common stock [1]	$ 460,829,991	$ -	$ -	$460,829,991
Mutual funds	412,279,335	-	-	412,279,335
Total assets in the fair value hierarchy	873,109,326	-	-	873,109,326
Collective trust funds measured at net asset value [2]				
Wells Fargo/BlackRock S&P 500 Index CIT				89,790,262
Wells Fargo Stable Return Fund				132,816,247
Investments at fair value				$1,095,715,835

[1] The quoted market price of Company common stock on December 31, 2021 was $245.02 per share and on December 31, 2020 was $63.05 per share. The quoted market price of Company common stock on the latest practical date of June 14, 2022 was $294.39 per share.

[2] In accordance with Accounting Standards Codification, Fair Value Measurement (Subtopic 820-10), certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy (see Note 2). The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 6 - SUBSEQUENT EVENT

On February 17, 2022, Principal, the Plan recordkeeper and trustee for all investment funds other than the Dillard's Stock Fund, provided the Administrative Committee of the Plan with notice of termination of its Master Services Agreement with the Plan, resignation as trustee, and notice of termination of its Custody Agreement with the Plan. Unless the parties agree to an earlier date, the effective date of such termination or resignation under the agreements is February 14, 2023. The Administrative Committee of the Plan expects to identify a replacement Plan recordkeeper, trustee for all investment funds other than the Dillard's Stock fund, and custodian upon the conclusion of its current search for such provider(s).

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DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2021

Plan Sponsor: Dillard's, Inc.
Employer Identification Number: 71-0388071
Plan Number: 111

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock:			
*	Dillard's, Inc.	Common Stock, par value $0.01	**	$ 1,392,580,174
	Mutual Funds:			
	American Funds	American Funds EuroPacific Growth Fund R6	**	25,748,332
	Dodge & Cox	Dodge & Cox Income FD Com	**	75,609,060
	American Funds	American Funds Washington Mutual Investors Fund R6	**	61,754,907
	Goldman Sachs	Goldman Sachs Small Cap Value Fund Inst I	**	23,795,615
	Hartford	Hartford Midcap Fund R5	**	22,071,710
	JP Morgan	JP Morgan Mid Cap Value Fund L	**	22,160,920
	Legg Mason	Legg Mason Clearbridge Small Cap Growth Fund I	**	21,991,525
	Vanguard	Vanguard Inflation Protected Securities Fund I	**	30,892,005
	Vanguard	Vanguard Extended Market Index Fund Inst I	**	15,009,645
	Vanguard	Vanguard Total International Stock Index Fund	**	30,342,370
	Vanguard	Vanguard Total Bond Market Index Fund I	**	33,867,364
	DFA	DFA World ex-US Core Equity Fund I	**	18,657,557
		Total mutual funds		381,901,010
	Collective Trust Funds:			
	Harbor Funds	Harbor Capital Appreciation CIT CL 4	**	105,267,847
*	Wells Fargo	Wells Fargo/BlackRock S&P 500 Index CIT	**	133,039,437
*	Wells Fargo	Wells Fargo Stable Return Fund	**	190,044,743
		Total collective trust funds		428,352,027
*	Notes receivable from participants	Loans to participants with interest rates ranging from 4.25% to 5%	-	7,293,648
		Total Assets Held for Investment		$ 2,210,126,859

* Party-in-interest.
** Column (d) is not applicable for participant-directed investments.



Tel: 404-688-6841
Fax: 404-688-1075
www.bdo.com

1100 Peachtree Street NE, Suite 700
Atlanta, GA 30309

Consent of Independent Registered Public Accounting Firm

Dillard's, Inc. Investment & Employee Stock Ownership Plan
Little Rock, Arkansas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-239143, 333-220063, 333-202574, 333-181623, and 333-167937) of Dillard's, Inc. of our report dated June 16, 2021, relating to the financial statements and supplemental schedule of Dillard's, Inc. Investment & Employee Stock Ownership Plan which appear in this Form 11-K for the year ended December 31, 2021.

BDO USA, LLP

Atlanta, Georgia
June 16, 2022